RUSKIN MOSCOU FALTISCHEK, P.C.

1425 RexCorp Plaza
East Tower, 15th Foor
Uniondale, New York 11556-1425

August 7, 2007

Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	CVD Equipment Corporation (the ”Company”) Registration Statement on Form S-1 Filed July 3, 2007 File No. 333-144346

Dear Mr. Mancuso:

This letter is in response to the letter (the ”SEC Letter”) dated July 23, 2007 from the Securities and Exchange Commission concerning the above referenced filing. The Paragraph number noted below corresponds to the paragraph number in the SEC Letter.

1. Comment. Please expand the filing to include a section that provides the disclosure required by Item 507 of Regulation S-K.

Answer: We have included the disclosure required by Item 507 of Regulation S-K under a separate section entitled ”Selling Shareholders.”

In addition, please note that we have also added the Company’s financial statements and related disclosures for the quarter ending June 30, 2007 and disclosures pertaining to the proposed transfer of the listing of the Company’s common stock from the American Stock Exchange to the NASDAQ Capital Market.

We respectfully believe that the foregoing and the Amendment No. 1 to the Registration Statement are responsive to your comments contained in the SEC Letter. If you have any questions concerning the foregoing, please contact either me at (516) 663-6610 or Adam Silvers at (516) 663-6519.

Very truly yours,

/s/ Irvin Brum

Irvin Brum
For the Firm